Exhibit 99.5

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

RANDGOLD RESOURCES UPS STAKE IN TONGON PROJECT

Jersey, Channel Islands, 28 April 2008 - Randgold Resources has increased its stake in the Tongon project in Côte d’Ivoire from 76% to 81% through the acquisition of 5% of New Mining CI’s interest in their joint venture. NMCI now owns 9% of the project and the government of Côte d’Ivoire holds the remaining 10%.

Randgold Resources recently announced that it had decided to proceed with the development of a US$270 million mine at Tongon. Site establishment is already underway and mine construction will start later this year. The mine is scheduled to produce its first gold towards the end of 2010.

The purchase consideration for the NMCI interest is a cash payment of US$2 million plus a funding option. Should NMCI elect not to fund its portion of the Tongon development, Randgold Resources will provide the funding on its behalf in exchange for a further 3% of the project, such funding to be repaid from the project’s future cash flows. In this event, Randgold Resources’ stake in the project will grow to 84%.

As part of the deal, the joint venture agreement, which previously applied to all assets in the Côte d’Ivoire, has been restricted to opportunities found by Randgold Resources or introduced by NMCI. As such, it no longer covers any transactions Randgold Resources may enter into with third parties.

“We’re pleased that we’ve been able to increase our interest in Tongon and in our Ivorian joint venture while retaining NMCI as a partner,” chief executive Mark Bristow said at today’s Annual General Meeting in Jersey. “We’re on record as being great believers in the future of this country, which is not only highly prospective but still relatively unexplored, and has one of the best infrastructures in this part of the world.”

ENQUIRIES:

Chief Executive Dr Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 20 7557 7730 +44 779 614 4438	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgoldresources@dpapr.com

Website: www.randgoldresources.com

Registered office: La Motte Chambers, La Motte Street, St Helier, Jersey JE1 1BJ   Tel: +44 1534 735 333

DISCLAIMER: Statements made in this document with respect to Randgold Resources’ current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila and Loulo, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such risk factors refer to the annual report on Form 20-F for the year ended 31 December 2006 which was filed with the United States Securities and Exchange Commission (the ‘SEC’) on 25 June 2007. Randgold Resources sees no obligation to update information in this release. Cautionary note to US investors; the ‘SEC’ permits companies, in their filings with the ‘SEC’, to disclose only proven and probable ore reserves. We use certain terms in this release, such as “resources”, that the ‘SEC’ does not recognise and strictly prohibits us from including in our filings with the ‘SEC’. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.